Exhibit 99.1

January 11, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FOURTH QUARTER AND ANNUAL 2017

PRODUCTION RESULTS AND PROVIDES 2018 OUTLOOK

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) announces its fourth quarter (“Q4”) and 2017 production results from its two wholly-owned Mexican silver mining operations: the Topia Mine in Durango and the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine.

2017 Production Highlights (Compared to Full Year 2016)

•	Consolidated metal production increased 2% to 3,978,731 silver equivalent ounces ("Ag eq oz")
•	Silver production decreased 3% to 1,982,685 silver ounces ("Ag oz")
•	Gold production increased 1% to 22,501 gold ounces ("Au oz"), an annual record
•	Ore processed decreased 1% to 373,709 tonnes
•	Topia achieved a record 1,086,663 Ag eq oz in metal production, representing 21% growth

Fourth Quarter 2017 Production Highlights (Compared to Fourth Quarter 2016)

•	Consolidated metal production increased 21% to 1,065,773 Ag eq oz
•	Silver production increased 12% to 514,218 Ag oz
•	Gold production increased 14% to 5,931 Au oz
•	Ore processed increased 6%, with 98,396 tonnes milled

“Great Panther’s 2017 production was consistent with the previous year, however, this was a considerable achievement given the work completed to accommodate the tailings expansion and plant improvements at the Topia Mine in the first quarter of the year”, stated James Bannantine, President and CEO. “We are also pleased with the recent completion of the permitting process for the Phase II tailings storage facility at Topia. While the regulatory process took longer than we expected, our team did an outstanding job of maintaining operations by extending capacity while improving the state of the existing facility.”

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Consolidated Operations Summary	Q4 2017	Q4 2016	Change	FY 2017	FY 2016	Change
Ore processed (tonnes milled)	98,396	92,869	6%	373,709	376,739	-1%
Silver equivalent ounce production[1,2]	1,065,773	883,772	21%	3,978,731	3,884,960	2%
Silver ounce production	514,218	460,571	12%	1,982,685	2,047,260	-3%
Gold ounce production	5,931	5,206	14%	22,501	22,238	1%
Lead production (tonnes)	441	213	106%	1,291	1,034	25%
Zinc production (tonnes)	551	315	75%	1,758	1,496	17%

(1)	Silver equivalent ounces for 2017 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.

Guanajuato Mine Complex

Total metal production in the fourth quarter of 2017 increased by 3%, to 724,643 Ag eq oz, compared to the fourth quarter of 2016, due to an increase in gold grades and gold recoveries. The increase in the average gold grade was attributed to increased production from San Ignacio which has as a higher gold to silver ratio. San Ignacio accounted for 62% of the total ore processed at the GMC in Q4 2017, compared to 59% in Q4 2016.

When compared to the previous full year, total metal production decreased by 3%, to 2,892,068 Ag eq oz. The decrease was attributed to the lower silver grades reflecting lower tonnage mined from higher silver grade zones and grade variability in the mineral resource.

GMC Operations Summary	Q4 2017	Q4 2016	Change	FY 2017	FY 2016	Change
Ore processed (tonnes milled)	80,896	81,518	-1%	319,964	320,903	0%
Silver equivalent ounce production [1]	724,643	702,351	3%	2,892,068	2,987,074	-3%
Silver ounce production	332,203	347,415	-4%	1,386,964	1,473,229	-6%
Gold ounce production	5,606	5,071	11%	21,501	21,626	-1%
Ag grade (g/t)	144	149	-3%	151	163	-7%
Au grade (g/t)	2.48	2.25	10%	2.41	2.43	-1%
Ag recovery (%)	88.5%	88.7%	0%	89.2%	87.9%	1%
Au recovery (%)	87.0%	85.9%	1%	86.9%	86.4%	1%

(1) Silver equivalent ounces for 2017 and 2016 were calculated using a 70:1 Ag:Au ratio.

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Topia Mine

Total metal production during the fourth quarter of 2017 increased by 88%, to 341,129 Ag eq oz, compared to the fourth quarter of 2016, mainly reflecting the planned processing suspension that commenced in December 2016 to complete a plant refurbishment and the addition of a dry tailings handlings facility.

When compared to the previous year, the total metal production increased by 21%, to a record 1,086,663 Ag eq oz, due to a combination of higher grades and recoveries. The increases in grades and recoveries were achieved from more selective mining and a controlled blending of the run of mine ore with stockpiled ore.

Topia Operations Summary	Q4 2017	Q4 2016	Change	FY 2017	FY 2016	Change
Ore processed (tonnes milled)	17,500	11,351	54%	53,745	55,836	-4%
Silver equivalent ounce production [1,2]	341,129	181,421	88%	1,086,663	897,886	21%
Silver ounce production	182,015	113,156	61%	595,720	574,031	4%
Gold ounce production	325	136	139%	999	612	63%
Lead production (tonnes)	441	213	106%	1,291	1,034	25%
Zinc production (tonnes)	551	315	75%	1,758	1,496	17%
Ag grade (g/t)	352	349	1%	376	354	6%
Au grade (g/t)	0.95	0.63	51%	0.89	0.56	57%
Ag recovery (%)	91.8%	88.8%	3%	91.7%	90.4%	1%
Au recovery (%)	60.8%	59.4%	2%	65.3%	60.6%	8%

(1)	Silver equivalent ounces for 2017 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.

As announced last month, the Company obtained all permits for the Phase II tailings storage facility (“TSF”) from the environmental authority and construction has since commenced. In the meantime, tailings continue to be deposited at the Phase I facility which has sufficient capacity to allow for an orderly transition to the new Phase II TSF.

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OUTLOOK

For 2018, production is expected to be in the range of 4.0 to 4.1 million Ag eq oz (at a 70:1 silver to gold ratio). Cash cost per silver ounce (“cash cost”) and all-in sustaining cost per payable silver ounce (“AISC”) guidance for 2018 is US$5.00 - 6.50 and US$12.50 - 14.50, respectively. It is cautioned that cash cost and AISC are very sensitive to the Mexican peso foreign exchange rate and metal prices through the computation of by-product credits.

The focus for 2018 will be to maintain steady and efficient operations in Mexico, while advancing the Company’s Coricancha Mine in Peru to set a platform for production growth in 2019 and 2020. While still in the early stage of evaluation, based upon historic production records, Coricancha has the potential to add 3 million Ag eq oz of annual production.

Last month, the Company announced an updated NI 43-101 Mineral Resource Estimate for Coricancha which was acquired in June of 2017, and is currently on care and maintenance. The Company is completing optimization studies and evaluating alternative mining methods to reduce costs and project risk, and plans to release additional technical studies for the project in the second quarter of 2018.

The Company also expects to release an updated NI 43-101 Mineral Resource Estimate for the GMC later this month.

The technical information contained in this news release has been reviewed and approved by Matthew Wunder, P. Geo., Vice President Exploration for the Company and the Qualified Person for the Guanajuato Mine Complex, the Topia Mine and the Coricancha Mine under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine in Durango. The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired in 2017, and continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the Company's production guidance and ability to meet its production guidance, expectations of cash cost and AISC. Forward looking statements expressed in this news release also include expectations of completing construction of the Phase II Tailings Storage Facility on time and, generally, any statements made under the heading “Outlook” above. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, permitting and environmental risks involving the Company's operations in foreign jurisdictions, technical and operational difficulties that may be encountered with reactivation of the Coricancha Mine, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations or resource estimates, exploration results being indicative of future production of its properties, changes in project parameters, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2016 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com